UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant’s Name into English)

José Izidoro Biazetto, 158

81200-240 Curitiba, Paraná

Federative Republic of Brazil

+55 (41) 3331-4011

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535

CVM registration 1431-1

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

timeline for settlement of the Corporate Action WITH RESPECT TO American depositary shares (ADS)

COMPANHIA PARANAENSE DE ENERGIA - COPEL (“the Company”), hereby informs its shareholders and the market in general, further to our current report on Form 6-K furnished to the SEC on November 17, 2025 containing information about the Stages and Timetable for Migration to the Novo Mercado, that:

•	The record date for the cash distribution resulting from the redemption of our Class C preferred shares to be paid to holders of our preferred shares in the form of American Depositary Shares (“Preferred ADS”) is expected to be December 24, 2025;
•	The effective date for the exchange of the Preferred ADSs for American Depositary Shares representing Common Shares is expected to be December 26, 2025; and
•	The payment date of the cash distribution to holders of our Preferred ADS on the record date is expected to be on or about January 9, 2026.

Curitiba, December 4, 2025

Felipe Guterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/s/ Daniel Pimentel Slaviero
Name: Daniel Pimentel Slaviero Title:Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.